Exhibit 12.1

WAL-MART STORES, INC.

Ratio of Earnings to Fixed Charges

	Six Months Ended		Fiscal Year
(Amounts in millions)	July 31, 2010	July 31, 2009	2010	2009	2008	2007	2006

Income from continuing operations before income taxes (1)	$10,971	$10,162	$22,118	$20,867	$20,122	$19,023	$17,498
Capitalized interest	(36)	(55)	(85)	(88)	(150)	(182)	(157)
Consolidated net income attributable to the noncontrolling interest	(294)	(224)	(513)	(499)	(406)	(425)	(324)

Adjusted income from continuing operations before income taxes	10,641	9,883	21,520	20,280	19,566	18,416	17,017

Fixed Charges:
Interest *	1,100	1,082	2,160	2,267	2,267	2,009	1,603
Interest component of rent	308	216	597	406	464	368	328

Total fixed charges	1,408	1,298	2,757	2,673	2,731	2,377	1,931

Income from continuing operations before income taxes and fixed charges	$12,049	$11,181	$24,277	$22,953	$22,297	$20,793	$18,948

Ratio of earnings to fixed charges (times)	8.6	8.6	8.8	8.6	8.2	8.7	9.8

*	Includes interest on debt and capital leases, amortization of debt issuance costs and capitalized interest.
(1)	All prior periods have been adjusted to reflect the effect of the accounting change.